EXHIBIT 21.1

Subsidiaries of Rubicon Financial Incorporated
As of December 31, 2012

Name of Subsidiary	State of Incorporation	Percentage Ownership	Status
Newport Coast Securities, Inc.	California	100%	Operating
Rubicon Securities, Inc.	Nevada	100%	Dormant
Newport Coast Asset Management, Inc.	California	100%	Dormant
Dial-A-Cup, Inc.	Nevada	100%	Dormant